Exhibit 99.2

GUARDFORCE AI CO., LIMITED.

UNAUDITED PRO FORMA

CONDENSED COMBINED FINANCIAL STATEMENTS

On March 22, 2022, Guardforce AI Co., Limited (the “Company” or “GFAI”) completed the acquisition of Shenzhen Keweien Robot Service Co., Ltd. (“Shenzhen Keweien”) and Guangzhou Kewei Robot Technology Co., Ltd. (“Guangzhou Kewei”). The purchase price of $10,000,000 consisted of $1,000,000 paid in cash (10%) and restricted ordinary shares of the Company at $4.2 per share (90%).

On June 22, 2022, the Company completed the acquisition of Beijing Wanjia Security System Co., Ltd. (“Beijing Wanjia”) for $8,400,000 consisted of $840,000 paid in cash (10%) and restricted ordinary shares of the Company at $2 per share (90%).

The acquisitions were accounted for under the acquisition method of accounting pursuant to IFRS 3—Business Combinations. Accordingly, the assets acquired and liabilities assumed have been recorded at their estimated fair values at the date of the acquisition. The purchase price has been allocated to the assets acquired and the liabilities assumed based upon estimates of their respective fair values, which are subject to adjustment.

Included herein are the unaudited pro forma combined financial statements, which are not necessarily indicative of what the Company’s financial position or results of operations would have been had the Company completed the acquisitions at the dates indicated. In addition, the unaudited pro forma condensed combined financial information does not purport to project the future financial position or operating results of the Company after the acquisitions. The pro forma information is based on the assumptions, adjustments and eliminations described in the accompanying notes to the unaudited pro forma combined financial statements, which form an integral part of the statements. The unaudited pro forma condensed combined financial information does not reflect any cost savings, operating synergies or revenue enhancements that may be achieved as a result of the acquisitions, the costs necessary to achieve these cost savings, operating synergies and revenue enhancements or the costs to be incurred to integrate the operations of each acquisition.

The following unaudited pro forma condensed combined financial statements combined the historical consolidated financial statements of the Company and the historical financial statements of Shenzhen Keweien, Guangzhou Kewei and Beijing Wanjia adjusted to give effect to the impact of the acquisitions. The unaudited pro forma condensed combined balance sheet presents the combined financial position giving effect to the acquisitions as if they had occurred on December 31, 2021. The unaudited pro forma combined statements of operations for the year ended December 31, 2021 present the combined results of operations as if the acquisitions had occurred on January 1, 2021. These unaudited pro forma condensed combined financial statements have been prepared in accordance with Regulation Article 11 of Regulation S-X.

These unaudited proforma condensed combined financial statements should be read in connection with separate historical financial statements of the Company as of and for the year ended December 31, 2021, which are incorporated by reference to its Annual Report on Form 20-F.

GUARDFORCE AI CO., LIMITED.

UNAUDITED PRO FORMA

CONDENSED COMBINED BALANCE SHEET

As of December 31, 2021

	GFAI historical	Shenzhen Keweien historical	Guangzhou Kewei historical	Beijing Wanjia historical	Pro Forma Adjustments		Pro Forma Combined
ASSETS
Current assets:
Cash and cash equivalents	$12,728,783	$10,892	$25,674	$150,207	$(1,000,000	)(a)	$11,075,556
					(840,000	)(b)
Restricted cash	1,600,000	-	-	-	-		1,600,000
Trade receivables	4,939,568	295,215	145,807	735,654	-		6,116,244
Other current assets	1,275,981	14,004	23,475	1,437,828	(8,400	)(c)	2,742,888
Inventories	1,387,549	679,660	702,987	683,432	-		3,453,628
Amount due from related parties	26,007	159,846	-	178,011			363,864
Total current assets	21,957,888	1,159,617	897,943	3,185,132	-		25,352,180
Non-current assets
Restricted cash	$1,525,028	-	-	-			$1,525,028
Property, plant and equipment	9,897,301	644,643	1,482,607	11,021			12,035,572
Right-of-use assets	2,364,993	5,947	29,602	258,894	-		2,659,436
Intangible assets, net	164,316	-	-	444,537	1,592,783	(d)	2,977,820
					776,184	(e)
Goodwill	329,534	-	-	-	1,867,009	(f)	2,608,405
					411,862	(g)
Withholding taxes receivables, net	3,531,953	-	-	-			3,531,953
Deferred tax assets, net	1,635,638	1,455	541	61,773			1,699,407
Other non-current assets	345,586	-	-	-			345,586
Total non-current assets	19,794,349	652,045	1,512,750	776,225			27,383,207
Total assets	$41,752,237	$1,811,662	$2,410,693	$3,961,357	-		$52,735,387

	GFAI historical	Shenzhen Keweien historical	Guangzhou Kewei historical	Beijing Wanjia historical	Pro Forma Adjustments		Pro Forma Combined
LIABILITIES AND EQUITY
Current liabilities:
Trade and other payable	$1,028,721	$73,250	$52,481	$1,457,588	$(8,400	)(c)	$2,603,640
Borrowings	933,110	-	-	-	-		933,110
Borrowings from related parties	13,506,184	-	-	-	-		13,506,184
Current portion of operating lease liabilities	2,366,045	3,894	21,505	204,677	-		2,596,121
Current portion of finance lease liabilities, net	619,301	-	-	-	-		619,301
Contract liabilities	-	56,717	32,598	-	-		89,315
Other current liabilities	1,824,635	-	-	-	-		1,824,635
Income tax payables	-	-	307	-	-		307
Amount due to related parties	2,217,752	1,585,841	1,981,675	211,916	-		5,997,184
Total current liabilities	22,495,748	1,719,702	2,088,566	1,874,181			28,169,797

Non-current liabilities:
Borrowings	$859,120	-	-	-	-		$859,120
Borrowings from related parties	5,332,803	-	-	-	-		5,332,803
Operating lease liabilities	-	2,053	8,098	54,217			64,368
Finance lease liabilities, net	666,455	-	-	-	-		666,455
Other non-current liabilities	54,000	-	-	-	-		54,000
Provision for employee benefits	5,819,132	-	-	-	-		5,819,132
Total non-current liabilities	12,731,510	2,053	8,098	54,217			12,795,878
Total liabilities	$35,227,258	1,721,755	2,096,664	1,928,398			$40,965,675

	GFAI historical	Shenzhen Keweien historical	Guangzhou Kewei historical	Beijing Wanjia historical	Pro Forma Adjustments		Pro Forma Combined
Equity:
Ordinary shares – par value $0.003 authorized 300,000,000 shares, issued and outstanding 21,201,842 shares	$63,606	-	-		$6,428	(h)	$81,374
					11,340	(i)
Share capital	-	430,830	287,220	4,308,302	(5,026,352)		-
Subscription receivable	(50,000)	-	-	-	-		(50,000)
Additional paid-in capital	15,379,595	-	-	-	2,613,636	(j)	19,947,461
					1,954,260	(k)
Surplus reserve	-	-	-	34,354	(34,354)
Legal reserve	223,500	-	-	-	-		223,500
Warrants reserve	251,036	-	-	-			251,036
Exchange reserve	-	31,078	26,216	358,952	(74,189	)(l)	232,276
					(109,781	)(m)
Deficit	(10,204,220)	(372,000)	593	(2,668,649)	631,966	(n)	(9,777,427)
					2,834,883	(o)
Accumulated other comprehensive income	821,527	-	-	-			821,527
Capital & reserves attributable to equity holders of the Company	6,485,014	89,908	314,029	2,032,959			11,729,747
Non-controlling interests	39,965	-	-	-			39,965
Total equity	6,524,979	89,908	314,029	2,032,959			11,769,712
Total liabilities and equity	$41,752,237	1,811,663	2,410,693	3,961,357			$52,735,387

GUARDFORCE AI CO., LIMITED.

UNAUDITED PRO FORMA

CONDENSED COMBINED STATEMENT OF PROFIT AND LOSS

For the year ended December 31, 2021

	GFAI historical	Shenzhen Keweien historical	Guangzhou Kewei historical	Beijing Wanjia historical	Pro Forma Adjustments		Pro Forma Combined
Revenue	$35,153,190	$1,298,301	$1,507,097	$3,534,339			$41,492,927
Cost of sales	(31,084,833)	(930,725)	(632,642)	(2,566,549)			(35,214,749)
Gross profit	4,068,357	367,576	874,455	967,790			6,278,178

Provision for and write off of withholding taxes receivable	(190,038)	-	-	-			(190,038)
Selling, distribution and administrative expenses	(7,582,043)	(670,957)	(865,190)	(3,631,826)			(12,750,016)
Operating (loss) / profit	(3,703,724)	(303,381)	9,265	(2,664,036)			(6,661,876)

Other income (loss), net	285,220	235	101	111,284			396,840
Foreign exchange losses	(1,821,175)	-	-	-			(1,821,175)
Finance costs	(984,843)	-	-	-			(984,843)
(Loss) profit before income tax	(6,224,522)	(303,146)	9,366	(2,552,752)			(9,071,054)

Provision for income tax benefit (expenses)	732,868	1,220	(78)	61,706			795,716
Net (loss) profit for the year	(5,491,654)	(301,926)	9,288	(2,491,046)			(8,275,338)
Less: net loss attributable to non-controlling interests	9,727	-	-	-			9,727
Net (loss) profit attributable to equity holders of the Company	$(5,481,927)	$(301,926)	9,288	(2,491,046)			(8,265,611)

Loss per share
Basic and diluted loss attributable to equity holders of the Company	$(0.31)						$(0.35)

Weighted average number of shares used in computation:
Basic and diluted	17,537,238				5,922,852	(p)	23,460,090

Notes to Unaudited Pro Forma Condensed Combined Financial Statement

1. Unaudited Pro Forma Condensed Combined Balance Sheet

Consideration for the acquisition of Shenzhen Keweien and Guangzhou Kewei consisted of 2,142,852 shares of the Company and $1,000,000 in cash. Based on the closing stock price on March 22, 2022, total consideration was $3,614,279.

The following table shows the allocation of the purchase price of Shenzhen Keweien and Guangzhou Kewei to the acquired identifiable assets, liabilities and goodwill:

USD
Total consideration	3,614,279

Net assets acquired:
Cash and cash equivalents	2,187
Trade and other receivables	896,327
Inventories	1,411,893
Other current assets	85,338
Property, plant and equipment	2,055,610
Right-of-use assets	23,566
Intangible assets	1,592,783
Trade and other payables	(4,156,649)
Current portion of operating lease liabilities	(22,570)
Income tax payables	(45,220)
Contract liabilities	(94,999)
Operating lease liabilities	(996)

Total identifiable net assets at fair value at March 22, 2022	1,747,270

Goodwill	1,867,009

Consideration for the acquisition of Beijing Wanjia consisted of 3,780,000 shares of the Company and $840,000 in cash. Based on the closing stock price on June 22, 2022, total consideration was $2,805,600.

The following table shows the allocation of the purchase price of Beijing Wanjia to the acquired identifiable assets, liabilities and goodwill:

USD
Total consideration	2,805,600

Net assets acquired:
Cash and cash equivalents	38,342
Trade and other receivables	1,656,550
Inventories	562,768
Property, plant and equipment	20,488
Intangible assets *	1,593,398
Deferred tax assets	58,739
Right-of-use assets	145,026
Trade and other payables	(1,536,547)
Lease liabilities	(145,026)

Total identifiable net assets at fair value at March 22, 2022	2,393,738

Goodwill	411,862

*	Included pre-existing intangible assets with net book value of $817,214

The following adjustments have been made to the unaudited pro forma condensed combined balance sheet as of December 31, 2021 to reflect the acquisition adjustments related to the acquisitions:

(a)	The acquisition of Shenzhen Keweien and Guangzhou Kewei is satisfied by $1,000,000 in cash and 2,142,852 shares of the Company.

(b)	The acquisition of Beijing Wanjia is satisfied by $840,000 in cash and 3,780,000 shares of the Company.

(c)	Being elimination of inter-company balance at December 31, 2021 between Shenzhen Keweien and Guangzhou Kewei.

(d)	On acquisition of Shenzhen Keweien and Guangzhou Kewei, intangible assets with fair value of $2,002,806 are identified.

(e)	On acquisition of Beijing Wanjia, intangible assets with fair value of $776,184 are identified.

(f)	Goodwill arising from the acquisition of Shenzhen Keweien and Guangzhou Kewei amounted $1,867,009.

(g)	Goodwill arising from the acquisition of Beijing Wanjia amounted $411,862.

(h)	2,142,852 shares issued for the acquisition of Shenzhen Keweien and Guangzhou Kewei with par value of $0.003 each.

(i)	3,780,000 shares issued for the acquisition of Beijing Wanjia with par value of $0.003 each.

(j)	The difference between the market close price of the share of the Company at the date of the acquisition of Shenzhen Keweien and Guangzhou Kewei and the par value of the share of Company is recognized in Additional paid-in capital.

(k)	The difference between the market close price of the share of the Company at the date of the acquisition of Beijing Wanjia and the par value of the share of ecognizeds recognized in Additional paid-in capital.

(l)	Being the exchange reserve on the acquisition of Shenzhen Keweien and Guangzhou Kewei.

(m)	Being the exchange reserve on the acquisition of Beijing Wanjia.

(n)	Being the elimination of the pre-acquisition loss of Shenzhen Keweien and Guangzhou Kewei.

(o)	Being the elimination of the pre-acquisition loss of Beijing Wanjia.

2. Unaudited Pro Forma Condensed Combined Statement of Profit and Loss

The following adjustment has been made to the unaudited pro forma condensed combined statement of profit and loss to reflect the acquisitions were to be completed on January 1, 2021:

(p)	The pro forma basic and diluted loss per share calculation are based on the basic and diluted weighted average number of the Company’s ordinary shares plus the shares issued by the Company as equity consideration in connection with the acquisitions. The pro forma basic and diluted weighted average number of shares outstanding are a combination of the historical weighted average shares of the Company and the ordinary share impact of the equity consideration.

Weighted average shares outstanding are as follows:

Year ended December 31, 2021

Historical weighted average shares outstanding – basic and diluted	17,537,238
Equity consideration in connection with the acquisition of Shenzhen Keweien and Guangzhou Kewei	2,142,852
Equity consideration in connection with the acquisition of Beijing Wanjia	3,780,000

Pro forma weighted average shares outstanding – basic and diluted	23,460,090